Atlassian Announces Second Quarter Fiscal Year 2022 Results
Quarterly revenue of $689 million, up 37% year-over-year
Quarterly subscription revenue of $509 million, up 64% year-over-year
Quarterly IFRS operating margin of (10)% and non-IFRS operating margin of 26%
Quarterly cash flow from operations of $222 million and free cash flow of $197 million
TEAM, Anywhere/SAN FRANCISCO (January 27, 2022) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its second quarter of fiscal year 2022 ended December 31, 2021 and released a shareholder letter available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q2fy22. The shareholder letter was also posted to the Investor Relations section of Atlassian’s website at https://investors.atlassian.com.
“Q2 was another strong quarter for Atlassian with over 10,000 net new customers this quarter, 98% of which were in the Cloud,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “We also saw subscription revenue grow 64% year-over-year, which reflects our continued investment in our Cloud platform and the strong focus and effort we have put in to helping our customers seamlessly move to Cloud.”

“The Atlassian Marketplace continues to go from strength to strength surpassing $2 billion in sales and shows no signs of slowing down,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “We recognise that the opportunities for Atlassian, our customers and our partners have never been greater as companies accelerate their future of work transformations, and we’re incredibly proud of this partner ecosystem which is fuelling innovation and helping to deliver on our mission to unleash the potential of every team.”

Second Quarter Fiscal Year 2022 Financial Highlights:
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $688.5 million for the second quarter of fiscal year 2022, up 37% from $501.4 million for the second quarter of fiscal year 2021.
•Operating Income (Loss) and Operating Margin: Operating loss was $66.7 million for the second quarter of fiscal year 2022, compared with an operating income of $27.7 million for the second quarter of fiscal year 2021. Operating margin was (10)% for the second quarter of fiscal year 2022, compared with 6% for the second quarter of fiscal year 2021.
•Net Loss and Net Loss Per Diluted Share: Net loss was $77.5 million for the second quarter of fiscal year 2022, compared with a net loss of $621.5 million for the second quarter of fiscal year 2021. Net loss per diluted share was $0.31 for the second quarter of fiscal year 2022, compared with a net loss per diluted share of $2.49 for the second quarter of fiscal year 2021.
•Balance Sheet: Cash and cash equivalents plus short-term investments at the end of the second quarter of fiscal year 2022 totaled $986.0 million.
During the second quarter of fiscal year 2022, Atlassian drew $350.0 million from its term loan facility, used $1.2 billion in cash to settle the remaining portion of its outstanding exchangeable senior notes and received $104.5 million in cash from the unwinding of the related capped calls. The net impact resulted in cash outflows of $779.9 million, which is reflected in net cash used in financing activities on our Consolidated Statements of Cash Flows.
On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $178.3 million for the second quarter of fiscal year 2022, compared with operating income of $143.2 million for the second quarter of fiscal year 2021. Operating margin was 26% for the second quarter of fiscal year 2022, compared with 29% for the second quarter of fiscal year 2021.

•Net Income and Net Income Per Diluted Share: Net income was $127.3 million for the second quarter of fiscal year 2022, compared with $95.3 million for the second quarter of fiscal year 2021. Net income per diluted share was $0.50 for the second quarter of fiscal year 2022, compared with $0.37 for the second quarter of fiscal year 2021.
•Free Cash Flow: Cash flow from operations was $221.7 million and free cash flow was $197.5 million for the second quarter of fiscal year 2022. Free cash flow margin for the second quarter of fiscal year 2022 was 29%.
A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:
•Atlassian Marketplace Surpasses $2 Billion in Lifetime Sales: During the second quarter of fiscal 2022, the Atlassian Marketplace surpassed $2 billion in lifetime sales since its inception in 2012. Atlassian’s 1,250+ Marketplace Partners help deliver additional value to the tens of thousands of customers that utilize a Marketplace app.
•Leader in Forrester Wave for Enterprise Service Management: Atlassian was named a Leader in The Forrester Wave™: Enterprise Service Management, Q4 2021. In addition, Atlassian’s strategy for enterprise service management (ESM) received the highest score of all vendors in this report. Over 35,000 customers trust Jira Service Management to deliver exceptional service experiences for internal and external customers.
•Strategic Investments in Miro and Clockwise: Atlassian deepened its partnership with Miro, a visual collaboration company, by participating in their Series C funding round earlier this month. Miro’s virtual whiteboarding product integrates with Jira and Confluence to drive customer innovation. Atlassian also invested in Clockwise, a scheduling optimization app provider. Clockwise’s focus on team productivity aligns with Atlassian’s mission to unleash the potential of every team. These investments showcase Atlassian Ventures’ focus on driving customer value and expanding the economy around Atlassian.
•Percept.ai Acquisition: Atlassian announced today the acquisition of Percept.ai, an AI-powered virtual agent technology provider which will expand frontline support capabilities in Jira Service Management. The acquisition builds on Atlassian’s previous investments in AI and machine learning, and will help customers efficiently deliver great employee and customer support experiences at high velocity.
•Atlassian Team ’22: Atlassian will hold its flagship customer event in Las Vegas, at the Venetian Convention and Expo Center, from April 5 through April 7, 2022. Virtual attendance and global viewing parties will also be available from April 6 through April 7, 2022. Thousands of customers will discover Atlassian solutions, skills, and ideas to transform how their teams collaborate, power digital transformation, and drive cultural change. General information on Team ’22 can be found at https://events.atlassian.com/team22/home.
•Customer Growth: Atlassian ended its second quarter of fiscal year 2022 with a total customer count, on an active subscription or maintenance agreement basis, of 226,521 customers, adding 10,021 net new customers during the quarter.
CTO transition:
Atlassian announced today that Sri Viswanath will transition his CTO responsibilities at the end of June 2022. Sri joined as CTO in January 2016, shortly after Atlassian’s initial public offering. When Sri joined Atlassian, the company had approximately 800 employees in R&D and 54,000 customers. Sri has been instrumental in transforming the architecture of Atlassian’s platform and products to establish the foundation of its cloud-first business. As of the end of the second quarter of fiscal year 2022, the company had nearly 4,000 Atlassians under Sri’s leadership, supported more than 226,000 customers, and quarterly Cloud revenue had grown approximately 13x over his time at the company.
“To say Sri has been instrumental in this tremendous growth and scale would be an understatement. Particularly in our shift to cloud and building a world-class cloud platform,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “He is a respected and inspiring leader as well as a natural mentor, nurturing the careers of countless Atlassians during his tenure. While Scott and I are sad to see him go, we are thankful for the huge impact he has had on our customers, our growth, and our culture. We look forward to cheering him on in his next chapter — whatever that may be.”
Financial Targets:
Atlassian is providing its financial targets for the third quarter of fiscal year 2022 as follows:
Third Quarter Fiscal Year 2022:
•Total revenue is expected to be in the range of $690 million to $705 million.
•Gross margin is expected to be in the range of 82% to 83% on an IFRS basis and in the range of 84% to 85% on a non-IFRS basis.
•Operating margin is expected to be in the range of (10%) to (9%) on an IFRS basis and in the range of 17% to 18% on a non-IFRS basis.
•Net loss per diluted share is expected to be in the range of ($0.33) to ($0.31) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.29 to $0.31 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 253 million to 254 million shares when calculating diluted IFRS net loss per share and in the range of 257 million to 258 million shares when calculating diluted non-IFRS net income per share.
For additional commentary regarding financial targets, please see Atlassian’s second quarter fiscal year 2022 shareholder letter dated January 27, 2022.
With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, and net income (loss) per diluted share, has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast Details:
A detailed shareholder letter is available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q2fy22, and the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast to answer questions today:
•When: Thursday, January 27, 2022 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 225,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam
IR@atlassian.com
Media Contact
M-C Maple
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, sustainability, Atlassian Marketplace, partnerships, acquisitions, strategic investments, outlook, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, and net income (loss) per diluted share.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and payments of lease obligations.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation.
•Amortization of acquired intangible assets.
•Non-coupon impact related to exchangeable senior notes and capped calls:
◦Amortization of notes discount and issuance costs.
◦Mark to fair value of the exchangeable senior notes exchange feature.
◦Mark to fair value of the related capped call transactions.
◦Net loss on settlements of exchangeable senior notes and capped call transactions.
•The related income tax effects on these items and discrete tax impact resulting from a non-recurring transaction.

•Purchases of property and equipment and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.
•For planning purposes, including the preparation of our annual operating budget.
•To allocate resources to enhance the financial performance of our business.
•To evaluate the effectiveness of our business strategies.
•In communications with our Board of Directors and investors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Revenues:
Subscription	$508,987	$310,675	$944,283	$588,639
Maintenance	127,059	131,276	257,649	258,970
Other	52,480	59,408	100,618	113,256
Total revenues	688,526	501,359	1,302,550	960,865
Cost of revenues (1) (2)	115,161	79,482	213,179	153,166
Gross profit	573,365	421,877	1,089,371	807,699
Operating expenses:
Research and development (1) (2)	374,976	241,064	654,822	473,299
Marketing and sales (1) (2)	134,659	77,151	237,587	147,437
General and administrative (1)	130,448	75,949	224,034	147,318
Total operating expenses	640,083	394,164	1,116,443	768,054
Operating income (loss)	(66,718)	27,713	(27,072)	39,645
Other non-operating expense, net	(319)	(545,749)	(425,252)	(572,020)
Finance income	77	2,112	357	4,702
Finance costs	(6,078)	(91,448)	(13,189)	(104,023)
Loss before income tax expense	(73,038)	(607,372)	(465,156)	(631,696)
Income tax expense	(4,434)	(14,156)	(12,418)	(11,386)
Net loss	$(77,472)	$(621,528)	$(477,574)	$(643,082)
Net loss per share attributable to ordinary shareholders:
Basic	$(0.31)	$(2.49)	$(1.89)	$(2.59)
Diluted	$(0.31)	$(2.49)	$(1.89)	$(2.59)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	252,960	249,188	252,533	248,601
Diluted	252,960	249,188	252,533	248,601
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Cost of revenues	$13,631	$6,801	$21,476	$12,057
Research and development	147,233	73,085	219,835	134,536
Marketing and sales	35,812	11,666	54,188	18,450
General and administrative	40,334	16,140	60,486	28,380
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Cost of revenues	$5,599	$5,413	$11,288	$10,832
Research and development	93	42	187	83
Marketing and sales	2,266	2,317	4,537	4,616

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	December 31, 2021	June 30, 2021
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$899,394	$919,227
Short-term investments	86,629	313,001
Trade receivables	241,682	173,473
Tax receivables	11,337	2,332
Derivative assets	1,785	127,486
Prepaid expenses and other current assets	61,982	48,322
	1,302,809	1,583,841
Assets held for sale	51,826	43,665
Total current assets	1,354,635	1,627,506
Non-current assets:
Property and equipment, net	71,155	66,221
Deferred tax assets	28,622	36,174
Goodwill	724,899	725,758
Intangible assets, net	108,578	124,590
Right-of-use assets, net	276,021	205,300
Strategic investments	163,102	122,159
Other non-current assets	33,601	37,636
Total non-current assets	1,405,978	1,317,838
Total assets	$2,760,613	$2,945,344
Liabilities
Current liabilities:
Trade and other payables	$255,741	$266,497
Tax liabilities	1,817	42,051
Provisions	32,253	25,148
Deferred revenue	913,889	812,943
Lease obligations	41,893	42,446
Derivative liabilities	14,208	772,127
Exchangeable senior notes, net	—	348,799
Total current liabilities	1,259,801	2,310,011
Non-current liabilities:
Deferred tax liabilities	16,538	26,625
Provisions	13,580	12,435
Deferred revenue	61,589	84,652
Term loan facility, net	999,332	—
Lease obligations	284,824	214,103
Other non-current liabilities	1,324	2,604
Total non-current liabilities	1,377,187	340,419
Total liabilities	2,636,988	2,650,430
Equity
Share capital	25,335	25,164
Share premium	461,020	461,016
Other capital reserves	1,872,524	1,516,609
Other components of equity	55,027	104,832
Accumulated deficit	(2,290,281)	(1,812,707)
Total equity	123,625	294,914
Total liabilities and equity	$2,760,613	$2,945,344

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Operating activities
Loss before income tax expense	$(73,038)	$(607,372)	$(465,156)	$(631,696)
Adjustments to reconcile loss before income tax expense to net cash provided by operating activities:
Depreciation and amortization	12,153	13,807	25,317	27,218
Depreciation of right-of-use assets	11,053	9,378	21,132	18,592
Share-based payment expense	237,010	107,692	355,985	193,423
Net loss on exchange derivative and capped call transactions	—	539,102	424,482	566,598
Amortization of debt discount and issuance cost	118	87,854	3,840	97,027
Interest income	(77)	(2,112)	(357)	(4,702)
Interest expense	5,960	3,594	9,349	6,996
Net unrealized foreign currency loss (gain)	(5,258)	4,874	(11,656)	10,441
Net unrealized loss on investments	—	750	500	750
Loss (gain) on sale of investments, disposal of assets and other	298	51	(317)	299
Changes in assets and liabilities:
Trade receivables	(54,992)	(37,145)	(68,203)	(45,523)
Prepaid expenses and other assets	4,585	4,057	(15,713)	(7,361)
Trade and other payables, provisions and other non-current liabilities	61,863	32,823	(4,162)	(14,561)
Deferred revenue	64,429	61,297	77,884	83,933
Interest received	191	3,298	1,086	7,454
Income tax paid, net	(42,611)	(21,486)	(53,941)	(28,961)
Net cash provided by operating activities	221,684	200,462	300,070	279,927
Investing activities
Business combinations, net of cash acquired	—	(9,700)	—	(42,164)
Purchases of property and equipment	(12,581)	(9,548)	(19,462)	(17,365)
Purchases of investments	(42,000)	(36,013)	(116,003)	(69,265)
Proceeds from maturities of investments	7,600	120,627	61,487	195,304
Proceeds from sales of investments	—	40,607	186,262	47,694
Change in restricted cash	11,119	(2,162)	11,119	(2,162)
Payment of deferred consideration	(2,701)	—	(3,839)	(185)
Net cash provided by (used in) investing activities	(38,563)	103,811	119,564	111,857
Financing activities
Proceeds from exercise of share options	4	225	5	1,147
Payments of lease obligations	(11,626)	(11,139)	(23,812)	(22,235)
Payment of issuance costs for debt	—	(4,445)	—	(4,445)
Interest paid	(3,603)	(3,294)	(4,802)	(3,294)
Repayment of exchangeable senior notes	(1,234,376)	(671,489)	(1,548,686)	(671,497)
Proceeds from settlement of capped call transactions	104,519	72,776	135,497	72,776
Proceeds from term loan facility	350,000	—	1,000,000	—
Net cash used in financing activities	(795,082)	(617,366)	(441,798)	(627,548)
Effect of exchange rate changes on cash and cash equivalents	(245)	4,546	(2,353)	7,510
Net decrease in cash and cash equivalents	(612,206)	(308,547)	(24,517)	(228,254)
Cash and cash equivalents at beginning of period	1,507,418	1,560,262	919,227	1,479,969
Net decrease in cash and cash equivalents included in assets held for sale	4,182	—	4,684	—
Cash and cash equivalents at end of period	$899,394	$1,251,715	$899,394	$1,251,715

Atlassian Corporation Plc
Revenues by Deployment Options
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Cloud	$364,099	$230,412	$682,002	$437,733
Data Center	139,108	76,060	250,303	142,410
Server (1)	135,519	153,399	275,066	303,230
Marketplace and services (2)	49,800	41,488	95,179	77,492
Total revenues	$688,526	$501,359	$1,302,550	$960,865

(1) Included in Server is perpetual license revenue. Perpetual license revenue is captured as other revenue on the Consolidated Statements of Operations.
(2) Included in Marketplace and services is premier support revenue. Premier support is a subscription-based arrangement for a higher level of support across different deployment options. Premier support is recognized as subscription revenue on the Consolidated Statements of Operations as the services are delivered over the term of the arrangement.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Gross profit
IFRS gross profit	$573,365	$421,877	$1,089,371	$807,699
Plus: Share-based payment expense	13,631	6,801	21,476	12,057
Plus: Amortization of acquired intangible assets	5,599	5,413	11,288	10,832
Non-IFRS gross profit	$592,595	$434,091	$1,122,135	$830,588
Operating income
IFRS operating income (loss)	$(66,718)	$27,713	$(27,072)	$39,645
Plus: Share-based payment expense	237,010	107,692	355,985	193,423
Plus: Amortization of acquired intangible assets	7,958	7,772	16,012	15,531
Non-IFRS operating income	$178,250	$143,177	$344,925	$248,599
Net income
IFRS net loss	$(77,472)	$(621,528)	$(477,574)	$(643,082)
Plus: Share-based payment expense	237,010	107,692	355,985	193,423
Plus: Amortization of acquired intangible assets	7,958	7,772	16,012	15,531
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	—	626,956	427,853	663,625
Less: Income tax effects and adjustments	(40,172)	(25,581)	(76,639)	(57,415)
Non-IFRS net income	$127,324	$95,311	$245,637	$172,082
Net income per share
IFRS net loss per share - diluted	$(0.31)	$(2.49)	$(1.89)	$(2.59)
Plus: Share-based payment expense	0.93	0.44	1.40	0.78
Plus: Amortization of acquired intangible assets	0.03	0.04	0.06	0.07
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	—	2.48	1.69	2.63
Less: Income tax effects and adjustments	(0.15)	(0.10)	(0.30)	(0.21)
Non-IFRS net income per share - diluted	$0.50	$0.37	$0.96	$0.68
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	252,960	249,188	252,533	248,601
Plus: Dilution from share options and RSUs (1)	4,018	5,357	4,028	5,457
Weighted-average shares used in computing diluted non-IFRS net income per share	256,978	254,545	256,561	254,058
Free cash flow
IFRS net cash provided by operating activities	$221,684	$200,462	$300,070	$279,927
Less: Capital expenditures	(12,581)	(9,548)	(19,462)	(17,365)
Less: Payments of lease obligations	(11,626)	(11,139)	(23,812)	(22,235)
Free cash flow	$197,477	$179,775	$256,796	$240,327

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and six months ended December 31, 2021 and 2020 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

Three Months Ending March 31, 2022
Revenue	$690 million to $705 million

IFRS gross margin	82% to 83%
Plus: Share-based payment expense	2
Plus: Amortization of acquired intangible assets	0
Non-IFRS gross margin	84% to 85%

IFRS operating margin	(10%) to (9%)
Plus: Share-based payment expense	26
Plus: Amortization of acquired intangible assets	1
Non-IFRS operating margin	17% to 18%

IFRS net loss per share - diluted	($0.33) to ($0.31)
Plus: Share-based payment expense	0.70
Plus: Amortization of acquired intangible assets	0.03
Less: Income tax effects and adjustments	(0.11)
Non-IFRS net income per share - diluted	$0.29 to $0.31

Weighted-average shares used in computing diluted IFRS net loss per share	253 million to 254 million
Dilution from share options and RSUs (1)	4 million
Weighted-average shares used in computing diluted non-IFRS net income per share	257 million to 258 million
(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending March 31, 2022 because the effect would be anti-dilutive.